

Mail Stop 4720

January 14, 2010

By U.S. Mail and Facsimile to: (610) 520-0727

J. Duncan Smith
Treasurer and Chief Financial Officer
Bryn Mawr Bank Corporation
801 Lancaster Avenue
Bryn Mawr, Pennsylvania 19010

> **Re:** **Bryn Mawr Bank Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **File No. 000-15261**

Dear Mr. Smith:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kathryn McHale
Attorney Advisor